Exhibit 99.1

Pembina Pipeline Corporation Announces Management Changes

CALGARY, Oct. 15, 2014 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) today announced several management changes. As previously disclosed in September 2013, Peter Robertson, Pembina's Chief Financial Officer ("CFO"), plans to retire at the end of 2014 after 30 years of service with the Company. Pembina is pleased to announce that Scott Burrows, Pembina's current Vice President ("VP") of Capital Markets, will succeed Peter as VP, Finance and CFO effective January 1, 2015.

"Peter has had a tremendous career at Pembina," says Randy Findlay, Chairman of the Board. "On behalf of the Board of Directors, management and Pembina's employees, I'd like to thank Peter for his contributions."

Peter joined Pembina in 1985 and has held the position of CFO since January 2000.

As CFO, Scott will oversee the Company's financial operations, investor relations, treasury, tax, corporate planning, corporate development and capital market financings.

Scott has significant experience in the energy industry and has provided leadership in the areas of investor relations, strategic development and planning, acquisitions and divestitures and public and private financings. Scott joined Pembina in 2010 and prior to Pembina spent several years in energy focused investment banking. Scott has a Bachelor of Commerce Degree (Finance) from the University of British Columbia and holds a Chartered Financial Analyst designation.

"Scott has been working directly for Pembina in increasing areas of responsibilities for the past four years. Prior to this, Scott had a long and deep working relationship with senior management and the board of directors through his previous finance career," says Mick Dilger, Pembina's President and Chief Executive Officer. "Scott has been a valued member of the executive team and contributed to many of the Company's major milestones."

In addition to Scott's appointment, Pembina is announcing the following changes to its Executive team, effective October 15, 2014:

•	Mike Hantzsch, Pembina's VP of Oil Sands & Heavy Oil will be retiring effective December 31, 2014 and as such, will stay on as Executive Advisor until his departure. Andy Gruzsecki, currently Pembina's VP, Business Development, will succeed Mike.
•	Eric Dyck will take on the role of VP, Marine Terminals as the Company transitions this project from a business development opportunity and into a consultation and construction project.
•	Brad Smith will join Pembina's Executive team as its VP, Operating Services. Brad joined Pembina in 2004 and has been involved in the planning related to its pipeline systems expansions.

For additional information, including full biographies, please see Pembina's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 60 years. Pembina owns and operates pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and natural gas liquids produced in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "estimate", "expand", "would", "could", "possible" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's business objectives; the ongoing utilization and expansions of and additions to Pembina's business and asset base and Pembina's growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for gas processing and transportation services; and future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Capital Markets, (403) 231-3156; 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Laura Lunt, Senior Manager, Regulatory, Environment & External Communications, (403) 231-7500

CO: Pembina Pipeline Corporation

CNW 08:00e 15-OCT-14